UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Amendment No. 3)

TENDER OFFER STATEMENT

UNDER SECTION 14(D)(1) OR SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

ASPECT MEDICAL SYSTEMS, INC.

(Name Of Subject Company (Issuer))

UNITED STATES SURGICAL CORPORATION

TRANSFORMER DELAWARE CORP.

(Names of Filing Persons (Offerors))

Common Stock, par value $0.01 per share

(Title of Class of Securities)

045235108

(CUSIP Number of Common Stock)

John H. Masterson

United States Surgical Corporation

c/o Covidien

15 Hampshire Street

Mansfield, MA 02048

Telephone: (508) 261-8242

(Name, address and telephone number of person authorized

to receive notices and communications on behalf of filing persons)

with copies to:

Keith Higgins

Ropes & Gray LLP

One International Place

Boston, Massachusetts 02110

Telephone: (617) 951-7000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount Of Filing Fee**
$209,320,104.00	$ 11,680.06

*	Estimated solely for purposes of calculating amount of filing fee in accordance with Rule 0-11 under the Securities Exchange Act of 1934. The transaction value was calculated by multiplying $12.00, which is the purchase price in the offer, by the number of outstanding shares of Common Stock (the “Shares”) of Aspect Medical Systems, Inc. (“Aspect”) as of September 30, 2009 which consists of 17,443,342 Shares issued and outstanding.
**	The amount of filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 5 for fiscal year 2009 issued by the Securities and Exchange Commission. Such fee equals .00558% of the transaction value.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$11,680.06
Form or Registration No.:	Schedule TO-T
Filing Party:	United States Surgical Corporation
Date Filed:	October 8, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 3 to the Tender Offer Statement on Schedule TO (this “Amendment”), filed with the Securities and Exchange Commission on October 27, 2009, amends and supplements the Tender Offer Statement on Schedule TO filed on October 8, 2009 (the “Schedule TO”), as amended, and relates to a tender offer by Transformer Delaware Corp., a Delaware corporation (the “Purchaser”) and a wholly owned subsidiary of United States Surgical Corporation, a Delaware corporation (“Parent”), to purchase all of the outstanding shares of Common Stock, par value $0.01 per share (the “Shares”), of Aspect Medical Systems, Inc., a Delaware corporation (the “Company”), at a purchase price of $12.00 per Share, net to the seller in cash, without interest thereon, less any applicable withholding taxes, and subject to the conditions set forth in the Offer to Purchase for Cash dated October 8, 2009 (the “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase, as each may be amended and supplemented from time to time, constitute the “Offer”). This Amendment is being filed on behalf of the Purchaser and Parent.

The information set forth in the Offer to Purchase and the Letter of Transmittal, copies of which are filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively, is incorporated by reference in answers to Items 1 through 9 and Item 11 of the Schedule TO, and is supplemented by the information specifically provided herein.

ITEM 11.	ADDITIONAL INFORMATION

Item 11 of the Schedule TO is hereby amended and supplemented by replacing the first paragraph added to that Item in Amendment No. 1 with the following text:

“On October 13, 2009, a putative class action complaint, Roland A. Cherwek v. Aspect Medical Systems, Inc., et al., Civil Action No. 09-4289, was filed in the Court of Chancery of the State of Delaware (the “Delaware Action”). The Delaware Action purports to be brought on behalf of all public stockholders of Aspect, and names Aspect, its directors, Parent, Purchaser and Covidien plc as defendants. The complaint alleges, among other things, that the Aspect directors named in the action violated their fiduciary duties by, among other things, failing to properly value the net worth of Aspect, failing to maximize stockholder value, failing to engage in a fair sale process and causing materially misleading and incomplete information to be disseminated to Aspect Stockholders. The complaint also alleges that Aspect, Parent, Purchaser and Covidien plc aided and abetted the alleged breaches of fiduciary duties by Aspect’s directors. The complaint seeks, among other relief, an injunction preventing completion of the Merger or, if the Merger is consummated, rescission of the Merger.

While the defendants believe that the Delaware Action is entirely without merit and that they have valid defenses to all claims, in an effort to minimize the cost and expense of any litigation, on October 26, 2009, the defendants entered into a memorandum of understanding (“MOU”) with the parties to the Delaware Action providing for the settlement of the Delaware Action. Subject to court approval and further definitive documentation, the MOU resolves the allegations by the plaintiffs against the defendants in connection with the Merger Agreement and the transactions contemplated by the Merger Agreement, including without limitation the Offer and the Merger, and provides a release and settlement by the putative class of Aspect’s stockholders of all claims against the defendants and their affiliates and agents in connection with the Merger Agreement and the transactions contemplated by the Merger Agreement, including without limitation the Offer and the Merger. In exchange for such release and settlement, pursuant to the terms of the MOU, the parties agreed, after arm’s length discussions between and among the parties, that Aspect would provide additional supplemental disclosures to its Schedule 14D-9 previously filed with the SEC. The settlement, including the payment by Aspect or any successor thereto of any attorneys’ fees, is also contingent upon, among other things, the Merger becoming effective under Delaware law. In the event that the settlement is not approved and such conditions are not satisfied, the defendants will continue to vigorously defend the Delaware Action.

Covidien plc, Parent and Purchaser have denied, and continue to deny, that any of them has committed or aided and abetted in the commission of any violation of law of any kind or engaged in any of the wrongful acts alleged in the Delaware Action. Covidien plc, Parent and Purchaser each expressly maintains that it has diligently and scrupulously complied with its legal duties, and has executed the MOU solely to eliminate the burden and expense of further litigation.”

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

United States Surgical Corporation

Dated: October 27, 2009	By:	/s/ MATTHEW J. NICOLELLA
	Name:	Matthew J. Nicolella
	Title:	Vice President and Assistant Secretary

Transformer Delaware Corp.

Dated: October 27, 2009	By:	/s/ MATTHEW J. NICOLELLA
	Name:	Matthew J. Nicolella
	Title:	Vice President and Assistant Secretary

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase for Cash, dated October 8, 2009.*

(a)(1)(B)	Form of Letter of Transmittal.*

(a)(1)(C)	Form of Notice of Guaranteed Delivery.*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.*

(a)(2)	None.

(a)(3)	None.

(a)(4)	None.

(a)(5)(A)	Joint Press Release issued by Covidien plc and Aspect Medical Systems, Inc., dated September 28, 2009 (incorporated herein by reference to the Tender Offer Statement on Schedule TO-C filed by United States Surgical Corporation on September 28, 2009).*

(a)(5)(B)	Summary Advertisement published in the Wall Street Journal on October 8, 2009.*

(b)	None.

(d)(1)	Agreement and Plan of Merger, dated as of September 27, 2009, by and among United States Surgical Corporation, Transformer Delaware Corp., and Aspect Medical Systems, Inc.*

(d)(2)	Form of Tender and Voting Agreement, dated as of September 27, 2009, by and among United States Surgical Corporation, Transformer Delaware Corp. and certain shareholders of Aspect Medical Systems, Inc.*

(d)(3)	Confidentiality Agreement, dated as of August 3, 2009, by and between Tyco Healthcare Group LP d/b/a Covidien and Aspect Medical Systems, Inc.*

(d)(4)	Guaranty, dated as of September 27, 2009, by Covidien International Finance S.A.*

(d)(5)	Agreement, dated as of September 27, 2009 among United States Surgical Corporation and First Health, L.P., First Health Limited, First Health Associates, L.P., First BioMed, L.P. and First BioMed Portfolio, L.P., as stockholders of Aspect Medical Systems, Inc.*

(g)	None.

(h)	None.

*	Previously filed.